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Class VL
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                                                                     Exhibit (l)

                                                                  April 26, 2005

MetLife Investors Insurance Company
22 Corporate Plaza Drive
Newport Beach, CA 92660

Gentlemen:

In my capacity as Vice President and Actuary for Metropolitan Life Insurance Company ("MetLife"), I have provided actuarial advice to MetLife Investors Insurance Company, a MetLife affiliate, concerning a variable life insurance product funded through MetLife Investors Variable Life Account One.

It is my professional opinion that:

     1. The fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

     2. The illustrations of cash values, cash surrender values and death benefits in the Appendix to the Prospectus contained in the Registration Statement are based on the assumptions stated in the illustration, and are consistent with the provisions of the Policy. The rate structure of the Policy has not been designed so as to make the relationship between premium and benefits, as shown in the illustrations, appear to be more favorable to prospective purchasers of Policies for male insureds, aged 55, in the rate class illustrated, than to prospective purchasers of Policies at other ages.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name under the heading "Experts" in the Statement of Additional Information.

                                        Sincerely,


                                        /s/ Marian J. Zeldin
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                                        Marian J. Zeldin, F.S.A., M.A.A.A.
                                        Vice President and Actuary

File #333-69522